VIA ELECTRONIC FILING	March 18, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Peggy Kim
 Special Counsel,
 Office of Mergers & Acquisitions

Re:	Myers Industries, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 10, 2010 File No. 1-08524
Ladies and Gentlemen:
     On behalf of Myers Industries, Inc., an Ohio corporation (“Myers”), this letter and the enclosed amendment respond to the Staff’s comments to Myers, with respect to the preliminary proxy statement on Schedule 14A that were contained in your letter dated March 17, 2010. In addition, the enclosed amendment includes updated information on the beneficial ownership table.
     For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers in the responses refer to pages of the amended filing of the preliminary proxy statement.
Schedule 14A
1. Please revise to include a background discussion of the contacts between the company and the GAMCO group during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the GAMCO group and the material details of any discussions or correspondences.
Myers has revised the preliminary proxy statement on page 7 under the heading “Notice of Other Possible Nominees” in response to the Staff’s comment.
2. We note that you state that the solicitation is made by the board. Please refer to the definition of “participant’ in Instruction 3 to Item 4 of the Schedule 14A. In an appropriate section, please identify each participant in the solicitation.
Myers has revised the preliminary proxy statement on page 2 under the heading “Participants in the Proxy Solicitation” in response to the Staff’s comment.

1293 South Main Street • Akron, Ohio 44301 • (330) 253-5592 • Fax: (330) 761-6156 • www.myersind.com	NYSE / MYE

3. Please revise to file the form of proxy with each revised proxy statement.
Myers has filed the form of proxy with the revised preliminary proxy statement and will file the form of proxy with each revised proxy statement.
Matters Related to the Proxy Statement, page 2
4. Please describe whether broker-non-votes will be counted towards the quorum requirement and the effect of broker non-votes on the election of directors.
Myers has revised the preliminary proxy statement on page 2 in response to the Staff’s comment.
Proposal No. 1 — Election of Directors, page 4
5. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.
Myers supplementally advises the Staff that, as with virtually all advance notice bylaw provisions, Myers’ advance notice provision in Section 12 of its Code of Regulations does not apply to nominations made by the Board or any committee thereof. Myers acknowledges that if it should identify or nominate substitute nominees before the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.
Cost of Proxy Solicitation, page 33
6. Please revise to fill-in the total amount estimated to be spent and the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4 of Schedule 14A.
Myers has revised the preliminary proxy statement on page 34 in response to the Staff’s comment.

General Statement
At your request, Myers further acknowledges that:
•	Myers is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

•	Myers may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please do not hesitate to contact the undersigned at (330) 253-5592 or our outside counsel, Megan L. Mehalko, Esq. of Benesch Friedlander Coplan & Aronoff LLP, at (216) 363-4487.

Very truly yours,
/s/ Donald A. Merril
Donald A. Merril
Vice President, Chief Financial Officer and Corporate Secretary

cc:	Megan L. Mehalko Benesch Friedlander Coplan & Aronoff LLP 200 Public Square, Suite 2200 Cleveland, Ohio 44114